UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lucid Diagnostics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

54948X 109

(CUSIP Number)

Lishan Aklog, M.D.

Chairman and Chief Executive Officer, PAVmed Inc.

One Grand Central Place, Suite 4600

New York, New York 10165

(212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS PAVmed, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,927,190
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,927,190
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,927,190
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on 36,992,077 shares of the Issuer’s Common Stock outstanding following completion of the Issuer’s initial public offering (the “IPO”) on October 18, 2021, as stated in the final prospectus (the “Prospectus”) filed with the Securities Exchange Commission dated October 13, 2021.

SCHEDULE 13D

This Schedule 13D is filed on behalf of PAVmed Inc., a Delaware corporation (the “Reporting Person”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Lucid Diagnostics Inc. (the “Issuer”). On October 6, 2021, the Issuer effectuated a 1.411-for-1 stock split with respect to the Common Stock. All the information in this Schedule 13D for periods prior to October 6, 2021 has been adjusted to give effect to the stock split.

Item 1.	Security and Issuer

Security: Common Stock

Issuer:	Lucid Diagnostics Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

Item 2.	Identity and Background

(a) This statement is filed by the Reporting Person, PAVmed Inc. All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The executive officers and directors of the Reporting Person are Lishan Aklog, M.D., Chairman and Chief Executive Officer, Dennis M. McGrath, President and Chief Financial Officer, Brian J. deGuzman, M.D., Chief Medical Officer, Michael J. Glennon, Vice Chairman, and Tim Baxter, James L. Cox, M.D., Ronald M. Sparks, and Debra J. White, each a member of the board of directors (the “Principals”).

(b) The address of the principal office of the Reporting Person and the business address of each of the Principals is One Grand Central Place, Suite 4600, New York, New York 10165.

(c) The Reporting Person’s principal business is to research, develop and commercialize a diversified medical technology product pipeline addressing unmet clinical needs encompassing a broad spectrum of clinical areas with attractive regulatory pathways and market opportunities. The Principals are the executive officers and directors of the Reporting Person. Dr. Aklog also serves as the Chairman and Chief Executive Officer of the Issuer, Mr. McGrath also serves as the Chief Financial Officer of the Issuer and Dr. Cox and Mr. Sparks also serve as members of the board of directors of the Issuer.

(d) None of the Reporting Person or the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person or the Principals has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation. Each of Dr. Aklog, Mr. McGrath, Dr. deGuzman, Mr. Glennon, Mr. Baxter, Dr. Cox and Mr. Sparks is a citizen of the United States. Ms. White is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On May 8, 2018, in connection with the Issuer’s formation, the Reporting Person purchased 11,552,562 shares of the Issuer’s Common Stock for approximately $0.0007 per share, or an aggregate of $8,187.50. The Reporting Person used its working capital to purchase such shares of Common Stock.

On March 1, 2021, the Issuer granted a restricted stock award for 564,400 shares of Common Stock to each of Dr. Aklog and Mr. McGrath and a restricted stock award for 169,320 shares of Common Stock to Dr. Cox. The restricted stock awards vest in a single installment on March 1, 2023. The awards were granted as compensation for services rendered and to be rendered to the Issuer. Neither Drs. Aklog or Cox nor Mr. McGrath used any funds to purchase such shares.

On June 1, 2021, the Issuer issued to the Reporting Person a convertible promissory note (the “Convertible Note”) with face value principal of $22.4 million, in exchange for the cancellation of $22.4 million payable by the Issuer to the Reporting Person related to working capital advances and earned, but unpaid, management services fees. The Reporting Person used its working capital to make such advances to the Issuer. On October 13, 2021, immediately prior to the effectiveness of the registration statement for the Issuer’s IPO, the Reporting Person converted the $22.4 million principal amount of the Convertible Note into 15,803,200 shares of Common Stock at a conversion price of $1.42 per share.

On October 18, 2021, the Reporting Person purchased 571,428 shares of Common Stock in the Issuer’s IPO at a purchase price of $14.00 per share, or an aggregate of $8,000,000. The Reporting Person used its working capital to purchase such shares of Common Stock.

On October 18, 2021, the Issuer granted a restricted stock award for 84,660 shares of Common Stock to Mr. Sparks. The restricted stock awards vest in a single installment on October 18, 2023. The awards were granted as compensation for services rendered and to be rendered to the Issuer. Mr. Sparks did not use any funds to purchase such shares.

The Reporting Person is the parent company of the Issuer and, with its ownership of approximately 75.5% of the outstanding shares of Common Stock, has the power to elect all of the directors of the Issuer and to control all matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. The Reporting Person or any of the Principals, respectively may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. Each of the Reporting Person and each of the Principals, respectively, intends to review its ownership of the Issuer on a continuing basis. Any actions the Reporting Person or any Principal might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to the Reporting Person and/or Principal(s) and the Issuer.

Other than as described above, and except in accordance with its role as the parent company of the Issuer, the Reporting Person and Principals do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 36,992,077 shares of Common Stock outstanding as of October 18, 2021) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	27,927,190	75.5%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	27,927,190	75.5%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	27,927,190	75.5%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

Each of Dr. Aklog and Mr. McGrath has sole power to vote and dispose of 564,400 shares of Common Stock, representing 1.5% of the Common Stock. Dr. Cox has sole power to vote and dispose of 169,320 shares of Common Stock, representing less than 1.0% of the Common Stock. Mr. Sparks has sole power to vote and dispose of 84,660 shares of Common Stock, representing less than 1.0% of the Common Stock.

(c) During the 60 days preceding the date of this report, the Reporting Person (i) effectuated the conversion of the $22.4 million principal amount of the Convertible Note into 15,803,200 shares of Common Stock at a conversion price of $1.42, and (ii) purchased 571,428 shares of Common Stock in the Issuer’s IPO at a price of $14.00 per share. During the 60 days preceding the date of this report, Mr. Sparks was awarded a restricted stock award for 84,660 shares of Common Stock as compensation for services rendered and to be rendered.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Equity Awards

As of the date of this Schedule, certain Principals, Drs. Aklog and Cox and Messrs. McGrath and Sparks, have been granted restricted stock awards as compensation by the Issuer. Each of the restricted stock awards is subject to a restricted stock agreement (the “Restricted Stock Agreements”). Pursuant to the Restricted Stock Agreements, each of the restricted stock awards remains subject to vesting as described above.

Convertible Note

On June 1, 2021, the Issuer the Convertible Note to the Reporting Person in exchange for the cancellation of $22.4 million payable by the Issuer to the Reporting Person related to working capital advances and earned, but unpaid, management services fees. The Convertible Note had a maturity date of May 18, 2028, bore interest at a rate of 7.875% per annum, and was convertible at the Reporting Person’s option into shares of Common Stock at a conversion price of $1.42 per share. On October 13, 2021, immediately prior to the effectiveness of the registration statement for the Issuer’s IPO, the Reporting Person converted the $22.4 million principal amount of the Convertible Note into 15,803,200 shares of Common Stock.

The above description of the Convertible Note is qualified in its entirety by reference to the full text of the form of such note, a copy of which was filed by the Issuer as Exhibit 4.2 to the Form S-1/A filed by the Issuer with the SEC on October 7, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Lock Up Agreement

The Reporting Person and each of Drs. Aklog and Cox and Messrs. McGrath and Sparks has agreed, subject to limited exceptions, not to sell or transfer any Common Stock for 180 days after the date of the prospectus for the IPO without first obtaining the written consent of the representatives of the underwriters for the IPO (the “Lock Up Agreement”).

The above description of the Lock Up Agreement is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which was filed by the Issuer as Exhibit 10.10 to the Form S-1/A filed by the Issuer with the SEC on October 7, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Form of Convertible Promissory Note, dated as of June 1, 2021, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 4.2 to the Form S-1/A filed by the Issuer with the SEC on October 7, 2021).

Exhibit 10.2	Form of Lock Up Agreement, dated as of September 21, 2021, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.10 to the Form S-1/A filed by the Issuer with the SEC on October 7, 2021).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVMED INC.

Dated: October 27, 2021	By:	/s/ Lishan Aklog
Lishan Aklog, M.D.
Chief Executive Officer